August 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ATN International, Inc.
Registration Statement on Form S-3 (Registration No. 333-289641)

Ladies & Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ATN International, Inc. hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-289641) so that the Registration Statement becomes effective at 4:00 P.M., Eastern Time, on August 28, 2025, or as soon as practicable thereafter.

ATN INTERNATIONAL, INC.

By:	/s/ Mary Mabey
Name:	Mary Mabey
Title:	Senior Vice President, General Counsel and Secretary

cc:	Laurie A. Cerveny, Esq., Morgan, Lewis & Bockius LLP
Bryan S. Keighery, Esq., Morgan, Lewis & Bockius LLP